SECURI 12011031 SSION

SEC Mail Processing Section
FEB 21 2012
Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHEASTERN ADVISORY GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 PIEDMONT RD NE, PIEDMONT CENTER BLDG 12, STE.202
(No. and Street)

ATLANTA (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN SMALL 404-237-3156
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN SMALL., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHEASTERN ADVISORY GROUP, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John L Small
Signature

Chief Compliance Officer
Title

Barbara Hannah Sillay
Notary Public

Notary Public, DeKalb County, Georgia
My Commission Expires July 12, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (O) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEASTERN ADVISORY GROUP, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010

CONTENTS

	EXHIBIT
INDEPENDENT AUDITOR'S REPORT	
STATEMENT OF FINANCIAL CONDITION	A
STATEMENT OF OPERATIONS	B
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	C
STATEMENT OF CASH FLOWS	D
NOTES TO FINANCIAL STATEMENTS	
	SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	1
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	2
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES	3
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE	

goldman & COMPANY, CPAs

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of Southeastern Advisory Group, Inc. (a Georgia Corporation), as of December 31, 2011 and 2010 and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southeastern Advisory Group Inc., as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 15, 2012

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Exhibit A

Southeastern Advisory Group, Inc.
Statement of Financial Condition
For the Years Ended

		December 31, 2011		December 31, 2010
ASSETS				
Cash and Cash Equivalents	$	21,417	$	22,404
Receivable from Mutual Funds		5,092		15,541
Receivable - Broker Dealers		-		2,902
Deferred Tax Asset		-		6,904
Prepaid Expenses		-		400
TOTAL ASSETS	$	26,509	$	48,151
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
Accounts Payable	$	4,212	$	5,308
Deferred Tax Liability		184		2,842
TOTAL LIABILITIES		4,396		8,150

The accompanying notes are an intregal part of the financial statements

Exhibit A

Southeastern Advisory Group, Inc.
Statement of Financial Condition
For the Years Ended

Continued

	December 31, 2011	December 31, 2010
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock - $100 Par Value, 5,000 Shares Authorized, 150 Shares Issued & Outstanding	$ 15,000	$ 15,000
Additional Paid-In Capital	47,000	47,000
Retained Earnings	(39,887)	(21,999)
TOTAL SHAREHOLDERS' EQUITY	22,113	40,001
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 26,509	$ 48,151

The accompanying notes are an intregal part of the financial statements

Southeastern Advisory Group, Inc.
Statement of Operations

Exhibit B

	Year Ended December 31, 2011	Year Ended December 31, 2010
REVENUE		
Commissions	$ 13,952	$ 20,492
Management & Investment Advisory Fee (Note 3)	54,837	182,859
Total Revenue (Note 3)	68,789	203,350
COSTS AND EXPENSES		
Employee Compensation & Benefits	8,328	11,015
Other Expenses	74,103	182,225
Total Costs and Expenses	82,431	193,240
Income (Loss) before Income Taxes	(13,642)	10,110
Income Tax Provision (Note 4)	$ 4,246	$ 1,946
NET INCOME (LOSS)	$ (17,888)	$ 8,164

Exhibit C

Southeastern Advisory Group Inc.
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE - December 31, 2010	150	$ 15,000	$ 47,000	$ (21,999)	$ 40,001
2011 NET INCOME	-	-	-	(17,888)	(17,888)
BALANCE - December 31, 2011	150	$ 15,000	$ 47,000	$ (39,887)	$ 22,113

The accompanying notes are an intregal part of the financial statements

Exhibit D

Southeastern Advisory Group, Inc.
Statement of Cash Flows
For the Years Ended

		December 31, 2011		December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Income (Loss)	$	(17,888)	$	8,164
Adjustments to Reconcile Net Profit (Loss) to Net Cash Provided (Used) by Operating Activities:				
Deferred Taxes		4,246		1,946
(Increase) Decrease in Operating Assets:				
Commissions Receivable		10,449		12,276
Prepaid Expenses		400		-
Receivable -Mutual Funds		2,902		1,482
Increase (Decrease) in Operating Liabilities:				
Accounts Payable		(1,096)		(1,959)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		(987)		21,909
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(987)		21,909
CASH AND CASH EQUIVALENTS: BEGINNING OF YEAR		22,404		495
END OF YEAR	$	21,417	$	22,404

SOUTHEASTERN ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. ORGANIZATION

The Company was formed October 11, 1985, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and the Securities Commissions of various states. Pursuant to the registration, the Company must maintain a minimum net capital requirement and is not authorized to hold securities or funds for customers. Southeastern Advisory Group, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto.

1a. As of December 31 2011, the Company will discontinue operating as a broker-dealer of securities. Forms to withdraw its registration have been filed with the Securities and Exchange Commission and the various states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes – Deferred taxes at December 31, 2011 and 2010 arise primarily from the use of the cash basis of accounting for income tax reporting and from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal jurisdiction, and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2008.

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the year ended December 31, 2011 and 2010, management believes there are no material amounts of uncertain tax positions. Additionally, there were no interest or penalties recognized in the Statement of Financial Condition as of December 31, 2011 or the Statement of Operations for the year ended December 31, 2011.

Subsequent Events - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 15, 2012, the date in which the financial statements were available to be issued.

SOUTHEASTERN ADVISORY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

Recognition of commission income – The Company has a commission sharing arrangement with an independent broker dealer for the Company's referrals to the independent broker dealer. Commissions are recorded on a trade-date basis as securities transactions occur.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit risk - The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration –The Company may be exposed to risk in that it has two customers that comprise 80% and 88% of its revenue in 2011 and 2010, respectively. It also may be exposed to risk in that the Company's product mix is approximately 79% and 90%, 12b-1 fees from mutual funds in 2011 and 2010, respectively.

Expense Sharing Agreement – The Company has an expense sharing agreement with Southeastern Advisory Services, Inc., an affiliated company. The agreement is such that the two companies share certain expenses, such as employees, office space, insurance, telephone and computer equipment and other expenses. Southeastern Advisory Services, Inc. has adequate resources independent of the broker-dealer to meet its obligations and the Company is not responsible for any of Southeastern Advisory Services, Inc's obligations. During the years ending December 31, 2011 and 2010, the Company paid the affiliate $60,876 and $159,204, respectively, under the terms of this agreement.

Retirement Plan- The Company has a Simplified Employee Pension Plan (SEP) for the benefit of its employees. There were no SEP contributions paid or accrued for the years ended December 31, 2011 or 2010.

3. COMMISSION SHARING ARRANGEMENT

The Company has an agreement with, an independent broker-dealer, to provide clearing, execution, and data processing services for clients referred to this broker dealer. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. The Company receives 50% of commissions earned by the independent broker dealer as referral fees. The independent clearing broker-dealer is responsible for clearing transactions and maintenance of customer accounts for the Company. The amount of revenue was $13,952 in 2011 and $20,492 in 2010 and is included in Commissions.

4. INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Note 4: Income Taxes (continued)

Income tax expense (benefit) provisions are as follows:

	2011			2010		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$3,057	$5,103	($2,046)	$1,340	($5,109)	$6,449
State	1,189	1,985	(796)	606	(1,972)	2,578
Total	$4,246	$7,088	($2,842)	$1,946	($7,081)	$9,027

At December 31, 2010 and 2009, the Company has available unused net operating losses that may be applied against future taxable income. During 2011, management decided that future taxable income will not be sufficient to utilize the operating loss carry forwards net of the temporary differences before they expire. In 2011, the Company reserved all of the deferred tax asset which has the effect of increasing the income tax expense $7,111

The components of Deferred Tax Asset at December 31, 2011 and 2010 are:

	2011	2010
Net Operating Loss Carryover	$34,145	$32,858
Less Valuation Allowance	(34,145)	-0-
Net Tax Benefit	-0-	$ 6,904

The components of the Deferred Tax Liability are:

	2011	2010
Accounts Receivable	$ 5,092	$18,443
Prepaid Expense	-0-	400
Fees Payable	(4,212)	(5,308)
Total	$ 880	$13,535
Tax @ 21%	$ 184	$ 2,842

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2011, the Company had net capital of $18,933, which was $13,933 in excess of its required net of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.22247 to 1.

SCHEDULE I

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2011

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 22,113
Add: Other allowable credits	
Deferred Income Tax Payable	184
Total capital	22,297
LESS NON-ALLOWABLE ASSETS	
Commissions Receivable-Non allowable	3,364
Subtotal Non Allowable Assets	3,364
Less: Haircut on Other Securities	-
NET CAPITAL	$ 18,933

Reconciliation with Company's computation (included in Part II of Form X-17 A-5) As of December 31, 2011

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$ 19,170
Audit Adjustments:	
Professional Fees Expense	(150)
Registration Expense	(87)
Net Capital Per above	$ 18,933

SCHEDULE 2

SOUTHEASTERN ADVISORY GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2011

AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness, less deferred taxes	$	4,212
TOTAL AGGREGATE INDEBTEDNESS	$	4,212
RATIO – Aggregate Indebtedness to Net Capital	$	0.22247
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	18,933
Minimum Net Capital Requirement (See note A below) ($4,212 x 6 2/3% = $281)		5,000
EXCESS NET CAPITAL	$	13,933

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

SOUTHEASTERN ADVISORY GROUP, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2011

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2011.

The Company had no liabilities subordinated to the claims of creditors during December 31, 2011.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
Southeastern Advisory Group, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Southeastern Advisory Group, Inc., for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman & COMPANY, C.P.A.S

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC

Goldman & Company, CPAs, PC
February 15, 2012